                                                           Exhibit 4A

                                                           FOR IMMEDIATE RELEASE


MULTI-PARTY AGREEMENT CREATES SUPERIOR VALUE FOR FORDING SHAREHOLDERS

    $35.00 PER SHARE, CASH COMPONENT OF $21.75 PER SHARE PLUS 0.379 OF A UNIT
              PLUS SPECIAL DISTRIBUTIONS TOTALLING $1.48 PER UNIT

     FORDING, TECK COMINCO AND SHERRITT/TEACHERS'/CONSOL TO COMBINE ASSETS
             TO FORM A MAJOR WORLD COMPETITOR IN METALLURGICAL COAL

CALGARY - JANUARY 13, 2003 - The Boards of Directors of Fording Inc.  (TSX/NYSE:
FDG), Teck Cominco Limited (TSX: TEK.A, TEK.B), Westshore Terminals Income Fund (TSX: WTE.UN) and Sherritt Coal Partnership II, a partnership of Sherritt International Corporation (TSX: S) and Ontario Teachers' Pension Plan, today announced an agreement to combine the metallurgical coal assets of Fording, Teck Cominco and the Luscar Energy Partnership as part of a series of transactions that will see Fording Inc. converted into the Fording Canadian Coal Trust (the "Fording Trust") under a plan of arrangement.

The multi-party agreement will provide Fording shareholders with the choice, subject to pro-ration, of receiving:

1. $35.00 cash per share, to a maximum cash consideration of $1.05 billion; or

2. One unit of the Fording Trust per share to a maximum of approximately 21.4 million units; or

3. A combination of cash and units subject to the maximums described above.

In addition to Fording Trust's regular quarterly distributions, holders of units will also be entitled to receive a special distribution of $1.48 per unit, payable as to one half with each of the first two quarterly regular distributions made by the Fording Trust to unitholders of record at these times. Each special distribution will be in addition to Fording Trust's regular quarterly distribution.

Teachers' will elect to receive units for each of the approximately 3.2 million Fording shares it owns. If all other shareholders elect to receive cash for their Fording shares, they will receive $21.75 in cash, 0.379 of a unit of Fording Trust for each Fording share plus $1.48 in total for each full unit from the additional special distributions. On completion of the transaction, approximately 47.1 million units would be outstanding.

As part of the agreement, Sherritt Coal Partnership II has agreed to withdraw its amended offer dated January 6, 2003, and return any and all shares tendered to that offer to the original holders.

The agreement builds on the previous transaction announced by Fording, Teck Cominco and Westshore Terminals with the added participation of Sherritt, Teachers' and CONSOL Energy Inc. The completion of the transaction is subject to customary conditions including receipt of customary regulatory approvals.

"Even before this process began in October, our commitment has always been to unlock the value in Fording for our shareholders. This agreement fulfills our commitment and deserves the support of all Fording shareholders," said Richard Haskayne, Chairman of Fording Inc. " It allows shareholders to realize a significant cash component for their Fording shares while also providing the opportunity to continue as investors in the preeminent Canadian producer of metallurgical coal."

The Agreement will result in the consolidation of metallurgical coal operations in British Columbia's Elk Valley, providing even greater opportunities for operational and marketing synergies than those available under any previous proposal presented to Fording shareholders.

The coal partnership contemplated by the agreement will be the world's second largest metallurgical coal company, producing approximately 20% of global seaborne high-quality metallurgical coal and with estimated 2003 sales of approximately 25 million tonnes compared with Fording's 14 million tonnes.

ARRANGEMENT STRUCTURE

As with the previously proposed combination, Fording Trust will hold an interest in a coal partnership that will hold Fording's and Teck Cominco's metallurgical coal assets, and to which will be added the metallurgical coal assets of Luscar and CONSOL. The Luscar/CONSOL assets consist of the Line Creek mine, the Luscar mine, the undeveloped Cheviot deposit and a 46.4% interest in Neptune Bulk Terminals (Canada) Ltd.

Fording Trust will initially hold a 65% interest in the coal partnership and 100% of Fording's industrial minerals business. Teck Cominco will contribute its metallurgical coal assets, including the Elkview mine and $125 million to the partnership for an initial 35% interest. As manager of the coal partnership, Teck Cominco will have the right to earn up to an additional 5% interest over a four-year period, bringing its interest to 40%, if the partnership achieves specified operating synergies.

Teck will no longer have the right to exchange its interest in the coal partnership into units of the Fording Trust.

Existing Fording shareholders, other than Teachers', will hold 18.3 million units of Fording Trust representing 38.8% of the trust. (All trust ownership percentages assume full cash election).

Sherritt Coal Partnership II will invest $375 million comprised of an investment of $275 million by Teachers' and $100 million by Sherritt, and will own a 22.7% interest in Fording Trust. Because Teachers' has agreed to accept all units for its 3.2 million Fording shares, it will hold a 6.7% interest in Fording Trust directly.

Teck Cominco and Westshore Terminals will each invest $150 million in Fording Trust units and each will own 9.1% of Fording Trust. The coal partnership also will enter into a long-term port services contract with Westshore Terminals on commercial terms previously negotiated between Fording and Westshore.

Luscar and CONSOL will each receive 3.2 million units of Fording Trust in exchange for their contribution of assets, resulting in each having a 6.8% interest.

Fording Trust is expected to have pro forma consolidated capitalization of approximately $2.0 billion including pro forma consolidated debt of approximately $336 million, before working capital. Fording's existing foreign exchange hedge contracts will remain in place.

Sherritt Coal Partnership II will purchase all of Fording's prairie coal operations and assets for $225 million. The Fording Trust will retain a royalty, capped at a maximum of 5% of gross revenue, on production from certain coal properties included in the sale.

Upon successful completion of the transaction, Fording has agreed to pay the expenses incurred by Teck Cominco, Westshore Terminals and Sherritt Coal Partnership II in carrying out the various transactions required to form the new trust, to a maximum of $75 million.

The Board of Directors of Fording Inc. has received the opinion of its financial advisors, RBC Capital Markets, that the consideration under the plan of arrangement is fair, from a financial point of view, to Fording shareholders. The Board of Directors of Fording unanimously recommends that shareholders vote in favour of the new plan of arrangement.

Fording shareholders will vote on a revised plan of arrangement to effect the proposed transaction at a special meeting to be scheduled shortly with the intention of completing the transaction in February 2003. They will shortly receive a supplement to Fording's information circular, including the reasons for the Board's recommendation that shareholders approve the plan.

Fording expects that the combination, with its greater potential for synergies, will result in significantly enhanced distributable cash flow per unit compared with any of the previous alternatives presented to shareholders.

Since the closing of the plan of arrangement is expected to be deferred to February 2003, the level of distributable cash for the first quarter will not reflect the full benefits of the trust structure.

The Fording Trust will have strong corporate governance features that meet the highest standards of independence. Fording Trust will have a majority of independent trustees and its operating company will have a majority of independent board members.

The Chairman and Chief Executive Officer of the Fording Trust will be Michael Grandin, who is currently an independent director of Fording. Jim Gardiner will be President and Chief Executive Officer of the coal partnership and will be President of the Fording Trust.

Ian W. Delaney, Chairman of Sherritt commented: "We are pleased that the process we commenced in October has led to such a successful result for Sherritt while at the same time contributing to the rationalization of the Canadian coal industry. This consolidation transaction permits Sherritt to leverage its investment in each of its metallurgical and thermal coal businesses. The addition of the Fording Prairie operations and its substantial reserves complement Luscar's already significant thermal coal position. By adding the stable, long-term cash flow of the Genesee operation and the royalty income from the thermal coal lands, Luscar's cash flow will be strengthened and will become a larger influence on Sherritt's overall results. The consolidation of our metallurgical operation with those of our new partners offers the prospect of more efficient operations and a more substantial presence in the international marketplace."

"Teachers' is pleased to have been the catalyst for the creation of this new trust, which brings together Canada's premier metallurgical coal mining properties," said Brian J. Gibson, Senior Vice-President of Global Active Equities for Teachers'. "The high quality of the coal produced, the long life of the reserve base, the prominent position the Fording Trust will have in international metallurgical coal markets and the wealth of experience available to manage these assets, makes the Fording Trust a benefit to Canada and an attractive investment for Teachers'. Investors will be able to participate in a trust that will have a sound capital structure with excellent corporate governance. We intend to fully support this new plan and will exchange our Fording shares for units."

David Thompson, Deputy Chairman and Chief Executive Officer of Teck Cominco Limited said: "The agreement announced today creates a world class competitor in the metallurgical coal industry. Teck Cominco, as manager of the coal partnership, looks forward to creating substantial value through operating efficiencies and other synergies. This transaction furthers our diversification strategy, adding a substantial stake in a 25 million tonne coal producer to our existing base metal and other interests."

Westshore Terminals Income Fund Chairman William Stinson added: "Westshore is pleased to make a significant investment in units of this exciting new trust and to have played a supporting role in bringing together Canada's three principal metallurgical coal companies, all of which have been key customers at the Westshore coal terminal for over a quarter century. The scale and efficiencies created by this agreement will benefit everyone involved."

"We are embarking on the most significant transformation in the history of the Canadian coal industry," said Jim Gardiner, President and Chief Executive Officer of Fording Inc. "For the past several months, we have managed a process that has resulted in substantial value realized for our shareholders. However, on behalf of the management teams at each company, I want to assure all employees of our commitment to making this transition as smooth as possible. There will be changes, but we will all benefit from being part of a larger, stronger and more competitive organization."


FORDING INC. is Canada's largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company's Prairie Operations supply thermal coal to electrical utilities. Fording is also the world's largest producer of the industrial mineral wollastonite. Further information can be found at www.fording.ca.
                                                  ---------------

SHERRITT INTERNATIONAL CORPORATION is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt's 97.7 million restricted voting shares and $600 million 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively. Further information can be found at www.sherritt.com.
                                    -----------------

ONTARIO TEACHERS' PENSION PLAN BOARD is one of Canada's largest financial institutions and a member of the Canadian Coalition for Good Governance with net assets as of June 30, 2002 of $68 billion. With a solid track record of investment in Canada and worldwide, Teachers' has achieved an 11.7 percent average rate of return since its investment program began in 1990. Teachers' invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the plan members who are represented by the Ontario Teachers' Federation. Further information can be found at www.otppb.com.
         --------------

TECK COMINCO LIMITED is a diversified mining company, headquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Its shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, eight operating mines and two refineries. Further information can be found at www.teckcominco.com.
                            --------------------

WESTSHORE TERMINALS INCOME FUND, created in 1996, owns Westshore Terminals Ltd., which operates Canada's leading coal export facility and the largest dry bulk terminal on the west coast of the Americas. The Fund's units trade on The Toronto Stock Exchange under the symbol WTE.UN. Further information is available at www.westshore.com.
   ------------------

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording, Sherritt International, Teck Cominco and Westshore Terminals. Risks, uncertainties and other factors are discussed in public filings of Fording, Sherritt International, Teck Cominco and Westshore Terminals with the Canadian securities regulatory authorities and, in the case of Fording, with the United States Securities and Exchange Commission.

NOTICE OF CONFERENCE CALL AND WEBCAST:

Fording Inc. will host a conference call and webcast for investors to discuss the agreement.

Date:  Today, January 13, 2003

Time: 11:30 a.m. Eastern Time, 9:30 a.m. Mountain Time, 8:30 a.m. Pacific Time.

Dial-in numbers: 416-640-1907 or 1-800-814-3911 (No Passcode Required)

The call can also be heard through the companies' websites www.fording.ca,
                                                           ---------------
www.teckcominco.ca, and www.sherritt.com.
------------------      -----------------

Participants will include:

From Fording Inc:
         Richard Haskayne, Chairman of the Board of Directors
         Jim Gardiner, President and Chief Executive Officer
         Allen Hagerman, Vice President and Chief Financial Officer

From Sherritt Coal Partnership II:

         Ian W. Delaney, Chairman, Sherritt International Corporation Brian J. Gibson, Senior Vice-President of Global Active Equities, Ontario Teachers' Pension Plan Board

From Teck Cominco Limited:
         David Thompson, Deputy Chairman and Chief Executive Officer

From Westshore Terminals Income Fund:
         Michael Korenberg, Trustee

A recording of the call will also be available until Midnight, Wednesday, January 15, 2003 by dialing 1-416-640-1917 or 1-877-289-8525 and entering access code 232992, followed by the pound key.

SEDAR: 00016654E

                                  -30-

FOR FURTHER INFORMATION, CONTACT:

FORDING INC.

INVESTORS                                  MEDIA

Mark Gow, CA                               John Lute
Director, Investor Relations               Lute & Company
Fording Inc.                               (403) 260 9876
(403) 260 9834                             or (416) 929 5883 ex 222


SHERRITT COAL PARTNERSHIP II

Ernie Lalonde
(416) 934-7655

TECK COMINCO LIMITED                        WESTSHORE TERMINALS INCOME FUND

Tom Merinsky                                Nick Desmarais
Director, Investor Relations                (604) 688-6764
(604) 685-3007,